FILTRONA

Filtrona plc

RECEIVED
2009 MAY -5 A 8:12

30 April 2009

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

09046139

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 March 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

dlw 5/18

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

Fi[redacted]82

RECEIVED
2009 MAY -5 A 8:12

17 April 2009

Filtrona plc

Formal Agreement on Refinancing of Bank Facilities

Filtrona plc ("Filtrona" or the "Company") announces that it has signed an agreement with a syndicate of relationship banks to provide a total of £195m in banking facilities until April 2012. This will replace its existing facilities, which would have expired in November 2009 and May 2010.

The facilities comprise three year €84.7m and US$35.9m Term Loans and US$143.7m Revolving Credit Facilities (together "the Facilities"). At exchange rates of US$1.49/£ and €1.13/£, the Facilities total £195m. The Company's net debt as at 4 April 2009 was £140m.

Together with the Company's ongoing strong cash generation, the Facilities provide the necessary level of operational and financial flexibility to meet the Company's funding requirements for its next stage of development.

Taking account of the higher margin and fees payable under the Facilities, together with the anticipated increase in net pension interest and lower debt levels following the disposal of the North American Plastic Profile and Sheet business, it is estimated that the total net finance expense for the Company will increase in line with expectations by approximately £4m - £5m in 2009, compared to 2008.

The Facilities, which will be used for general corporate purposes, were arranged by Lloyds TSB Bank plc and The Royal Bank of Scotland plc. Bank of America, N.A., Abbey National Treasury Services plc, DBS Bank Limited, London Branch, and Citibank, N.A., London Branch, committed to the Facilities in general syndication and the deal closed oversubscribed.

Mark Harper, Chief Executive said: "We are pleased that we have the continued support from existing relationship banks and that we are able to welcome into the

syndicate new relationship banks. Within these difficult financing markets, this is a testament to Filtrona's strong market positions and cash generative business model".

Enquiries

Filtrona plc

Steve Crummett, Group Finance Director

Tel: 01908 359 100

Financial Dynamics

Sophie Kernon

Tel: 020 7269 7121

File [redacted]

RECEIVED
2009 MAY -5 A 8:12

23 April 2009

Filtrona plc

Interim Management Statement

Filtrona plc ('Filtrona' or the 'Company'), the international, market leading speciality plastic and fibre products supplier today issues its interim management statement for the period from 1 January 2009 in accordance with the UK Listing Authority's Disclosure and Transparency Rules. All statistics and qualitative statements made below relate to continuing operations and therefore exclude the North American Plastic Profile and Sheet business, the disposal of which completed on 27 March 2009.

At its Annual General Meeting to be held at 12 noon today, Jeff Harris, Chairman, will make the following statement.

Company Financial Performance

During the first quarter of 2009, the Company's overall performance was in line with the Board's expectations.

Company revenue was up 16.1% versus the first quarter last year ("comparable period") and up 0.2% at constant exchange rates.

Company operating profit (before amortisation and exceptional restructuring costs) was ahead of the comparable period by 19.9% (down 0.6% at constant exchange rates).

Plastic Technologies

Plastic Technologies' revenue was up 4.3% versus the comparable period (down 10.0% at constant exchange rates).

Protection and Finishing Products

Revenue within the Protection and Finishing Products division was down 2.9% versus the comparable period (down 19.5% at constant exchange rates).

After a satisfactory start to the year, order inputs have slowed in general industrial markets in recent weeks and, as previously advised, MSI, the oil country tubular goods thread protector business, is being affected by a deterioration in drilling activity in the US onshore oil and gas market.

The division is implementing a series of cost saving programmes. The manufacturing operations of the Skiffy business in Amsterdam have been transferred to the Moss facility in Kidlington near Oxford and headcount has been reduced within the division by 18% since the end of November 2008.

Coated and Security Products

Positive momentum within the Coated and Security Products division has continued with revenue up 15.6% versus the comparable period (up 8.2% at constant exchange rates).

The Payne tear tape business is benefitting from the resilience of the global tobacco industry. Sales within the Payne security business are being assisted by new sales in the security labels market and the new business won last year for the Payne proprietary authentication system.

To further enhance performance, the division has announced the proposed closure of the Payne Security personal ID business at Mold, with the transfer of operations to the existing Payne Security facility at Banbury.

Fibre Technologies

Fibre Technologies' revenue was up 26.7% versus the comparable period (up 9.2% at constant exchange rates).

Filter Products

The Filter Products division has started the year well with revenue up by 24.9% versus the comparable period (up 11.2% at constant exchange rates).

Revenue in both Asia and Europe was encouraging, with the European region benefiting from the previously announced new volumes with an important customer. Volumes were 4.4% down for the division as a whole, reflecting volume reductions in the Americas.

On 2 April, the division announced a major proposed restructuring at the UK Filter Products facility at Jarrow on Tyneside which is anticipated to lead to a workforce reduction to 132 from 365 over the next 15 months. In addition, the Filter Products distribution operation in Sao Paulo, Brazil has been closed. The costs of the UK restructuring form the major part of the restructuring charges announced in the Company's trading update of 14 January 2009.

Porous Technologies

Revenue within the Porous Technologies division was up 28.0% versus the comparable period (down 0.6% at constant exchange rates). Adjusting for the benefit

of the Lendell acquisition, revenue was up 11.9% versus the comparable period (down 10.6% at constant exchange rates).

Growth in medical products was outweighed by reductions in writing instruments, household products and printer systems. These markets have been impacted by reductions in consumer spending and, additionally, printer system revenues have been affected by some customer inventory adjustments. The Lendell integration continues to progress well.

It is anticipated that trading performance in the division will improve as two important new projects, in medical products and printer systems, are due to come on stream in the second quarter.

Financial Position

Restructuring, Disposal and Refinancing

As announced on 14 January 2009, the Company is implementing a restructuring plan for 2009 and 2010 to drive efficiency and reduce the Company's cost base. The cash costs of restructuring are estimated to be £5m in 2009 and £2m in 2010 with savings generated of £2.5m in 2009 and £6.5m from 2010 onwards.

On 27 March 2009, the Company announced the completion of the sale of the North American Plastic Profile and Sheet business to Sawmill Capital LLC for an initial cash consideration of $77.5m.

As announced on 17 April 2009, the Company has successfully completed the refinancing of its banking facilities. Taking account of the higher margin and fees payable under the new facilities, together with the anticipated increase in net pension

interest and lower debt levels following the disposal of the North American Plastic Profile and Sheet business, it is estimated that the total net finance expense for the Company will increase in line with expectations by approximately £4m - £5m in 2009, compared to 2008.

Other than the net cash proceeds received from the disposal, there has been no significant change in the financial position of the Company. The Company's net debt as at 4 April 2009 was £140m.

Outlook

The Board expects the Coated and Security Products and Filter Products divisions to continue to trade well, reflecting the resilience of their served markets, and that the Protection and Finishing Products and Porous Technologies divisions will continue to trade in line with current business trends.

The Company's focus on cash generation, cost control and reinforcement of its strong market positions, allied to the relatively defensive nature of a number of its key served markets, give the Board comfort in its outlook for the year and confidence that Filtrona is well positioned to deliver growth as demand recovers.

Enquiries:

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: 01908 359 100

Financial Dynamics
Richard Mountain
Sophie Kernon
Tel: 020 7269 7121

File No: 82-34882

Note to Editors:

Filtrona plc is an international, market leading, speciality plastic and fibre products supplier. Further information can be found on the website www.filtrona.com

Protection and Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and supplying plastic injection moulded, dip moulded vinyl and adhesive-coated foam products. 41 operating units in 14 countries serve a broad industrial base of 81,000 customers with a rapid supply of primarily plastic products for protection, and finishing applications in industries such as hydraulics and pneumatics, oil and gas, electrical controls and tubular metal products.

Coated and Security Products
The global market leading producer of high quality self-adhesive tear tape and an emerging supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries.

Plastic Profile and Sheet
Extruder of plastic profiles based in The Netherlands.

Filter Products
The only global independent cigarette filter supplier. The 12 worldwide locations, including a UK based research facility provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

Porous Technologies
With locations in the US, Germany and China, the leading manufacturer of custom fluid and vapour handling components delivering high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including writing instruments, inkjet printer cartridges, medical diagnostic devices and air fresheners.

Filtrona plc File No: 82-34882

Results of the Annual General Meeting

Filtrona plc (the 'Company') held its 2009 Annual General Meeting of its shareholders today, Thursday 23 April 2009 at 12 noon. The proxy voting figures received are shown below.

No. Resolution

1 **To receive and adopt the Report of the Directors, the Accounts for the year ended 31 December 2008 and the Report of the Auditor thereon**

Votes for/discretionary	144,897,397	99.99%
Votes against	15,235	0.01%
Total votes cast	144,912,632	100%
Votes withheld	2,063,126	
Poll	No	

2 **To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2008**

Votes for/discretionary	140,167,018	96.74%
Votes against	4,721,542	3.26%
Total votes cast	144,888,560	100%
Votes withheld	2,087,198	
Poll	No	

3 **To declare a final dividend for the year ended 31 December 2008 of 5.08p per ordinary share**

Votes for/discretionary	146,962,016	99.99%
Votes against	13,132	0.01%
Total votes cast	146,975,148	100%
Votes withheld	610	
Poll	No	

4 **To re-elect Steve Crummett as a Director**

Votes for/discretionary	146,744,400	99.85%
Votes against	226,910	0.15%
Total votes cast	146,971,310	100%
Votes withheld	4,448	
Poll	No	

5 **To re-elect Jeff Harris as a Director**

Votes for/discretionary	146,747,250	99.85%
Votes against	224,287	0.15%
Total votes cast	146,971,537	100%
Votes withheld	4,221	
Poll	No	

6 **To re-appoint KPMG Audit Plc as auditor and to authorise the Directors to fix the auditors' remuneration**

Votes for/discretionary	145,718,105	99.52%
Votes against	701,900	0.48%
Total votes cast	146,420,005	100%
Votes withheld	555,753	
Poll	No	

File No: 82-34882

7	**To allot relevant securities**		
	Votes for/discretionary	141,004,121	95.95%
	Votes against	5,958,848	4.05%
	Total votes cast	146,962,969	100%
	Votes withheld	12,789	
	Poll	No	
8	**To disapply pre-emption rights**		
	Votes for/discretionary	146,695,806	99.82%
	Votes against	263,273	0.18%
	Total votes cast	146,959,079	100%
	Votes withheld	16,679	
	Poll	No	
9	**Purchase of own shares**		
	Votes for/discretionary	146,913,344	99.97%
	Votes against	45,264	0.03%
	Total votes cast	146,958,608	100%
	Votes withheld	17,150	
	Poll	No	
10	**Notice of General Meetings**		
	Votes for/discretionary	142,478,682	96.94%
	Votes against	4,492,315	3.06%
	Total votes cast	146,970,997	100%
	Votes withheld	4,761	
	Poll	No	

Number of shareholders at meeting date:	3,775
Issued share capital at meeting date:	219,326,796 ordinary shares of 25p each
Total number of voting rights	205,662,191
Number of votes per share:	1

All the Resolutions proposed at the Meeting as set out in the Notice of Meeting (a copy of which is available at www.filtrona.com) were passed on a show of hands.

Two copies of the Resolutions passed will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade, Canary Wharf, London E14 5HS

Name of contact and telephone number for queries – Victoria Ward

Telephone: 01908 359 100

E-mail: victoriaward@filtrona.com

Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary